UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File No. 0-53646

Novicius Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

TABLE OF CONTENTS

1.              Novicius Corp., Articles of Amendment dated effective February 21, 2018 as filed on Sedar on February 9, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 12, 2018	NOVICIUS CORP.

	By:	/s/ James Cassina
Name: James Cassina Title: Chief Financial Officer